MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



November 30, 2000


We, as members of management of the S&P 500 Index Fund of the SEI Index Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2000 and from March 31, 2000 (last examination date) through November 30, 2000.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 and from March 31, 2000 (last examination date) through November 30, 2000, with respect to securities reflected in the investment account of the Trust.


Comerica Bank, Detroit

By:
         /S/ KATHIE MALLEY
         Kathie Malley, Trust Officer



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


    Fund Name                                                   State                         Filing Type          File Number

    SEI Index Funds

                                                                CALIFORNIA                    A = Annual           504-5132
                                                                COLORADO                      A = Annual           IC 9101316
                                                                GEORGIA                       O = Other            SC-7848
                                                                ILLINOIS                      A = Annual           9942754
                                                                INDIANA                       A = Annual           85-0281-IC
                                                                MINNESOTA                     G = Good Until S     R-25346.1
                                                                Minnesota Exemption           A = Annual           R-25346
                                                                NORTH CAROLINA                A = Annual           1474
                                                                PENNSYLVANIA                  A = Annual           87-08-182MF
                                                                VIRGINIA                      A = Annual           1334
                                                                WEST VIRGINIA                 G = Good Until S     BC-30495
                                                                WYOMING                       O = Other            18846

    SEI Index Funds

                                                                KENTUCKY                      A = Annual           M14084
                                                                LOUISIANA                     A = Annual           64840
                                                                OHIO                          O = Other            19538
                                                                OREGON                        A = Annual           94-1169
                                                                UTAH                          A = Annual           000-1864-06

    SEI Index Funds - S&P 500 Index Portfolio

                                                                ALASKA                        O = Other            00-01610
                                                                ALABAMA                       A = Annual
                                                                ARKANSAS                      A = Annual           85-M0411-02
                                                                CONNECTICUT                   A = Annual           SI23473
                                                                DELAWARE                      A = Annual           3220
                                                                HAWAII                        A = Annual
                                                                IDAHO                         A = Annual           30260
                                                                KANSAS                        A = Annual           94S0001644
                                                                MISSOURI                      A = Annual           205403
                                                                NEVADA                        A = Annual
                                                                NEW YORK                      O = Other            S-26-41-39
                                                                RHODE ISLAND                  A = Annual
                                                                SOUTH CAROLINA                A = Annual           MF5232

    SEI Index Funds - S&P 500 Index Portfolio - Class A

                                                                ARIZONA                       A = Annual           S-AB19522-QUAL
                                                                IOWA                          A = Annual           I-26153
                                                                MASSACHUSETTS                 A = Annual           96-4288-MR
                                                                MARYLAND                      A = Annual           SM912351
                                                                MAINE                         A = Annual           MF-R-99-12134
                                                                MICHIGAN                      A = Annual           227712
                                                                MISSISSIPPI                   A = Annual           MF-96-07-103
                                                                MONTANA                       A = Annual           31234
                                                                NORTH DAKOTA                  G = Good Until S     6959
                                                                NEBRASKA                      A = Annual           043032
                                                                NEW HAMPSHIRE                 A = Annual
                                                                NEW MEXICO                    A = Annual           997960
                                                                OKLAHOMA                      A = Annual           SE-2011748
                                                                SOUTH DAKOTA                  A = Annual           1628
                                                                TENNESSEE                     A = Annual           RM98-3057
                                                                TEXAS                         G = Good Until S     C-25098
                                                                VERMONT                       A = Annual           4/24/85-01
                                                                WASHINGTON                    G = Good Until S     C-22261
                                                                WISCONSIN                     A = Annual           207824-03

    SEI Index Funds - S&P 500 Index Portfolio - Class E

                                                                ARIZONA                       A = Annual           S-0048615-QUAL
                                                                IOWA                          A = Annual           I-35993
                                                                KENTUCKY                      A = Annual           M32407
                                                                LOUISIANA                     A = Annual           60004
                                                                MASSACHUSETTS                 A = Annual           96-2190-M
                                                                MARYLAND                      A = Annual           SM960358
                                                                MAINE                         A = Annual           0-9365
                                                                MICHIGAN                      A = Annual           222820
                                                                MISSISSIPPI                   G = Good Until S     MF-96-02-154
                                                                MONTANA                       A = Annual           34557
                                                                NORTH DAKOTA                  A = Annual           N997
                                                                NEBRASKA                      A = Annual           30,784
                                                                NEW HAMPSHIRE                 A = Annual
                                                                NEW MEXICO                    A = Annual           301689
                                                                OHIO                          O = Other            19682
                                                                OKLAHOMA                      A = Annual           I-127797
                                                                OREGON                        A = Annual           1996-189
                                                                SOUTH DAKOTA                  A = Annual           14317
                                                                TENNESSEE                     A = Annual           RM99-1395
                                                                TEXAS                         G = Good Until S     C-49692
                                                                UTAH                          A = Annual           5-3825-45
                                                                VERMONT                       A = Annual           2/28/96-18
                                                                WASHINGTON                    G = Good Until S     C-52970
                                                                WISCONSIN                     A = Annual           312654-03
                                                                WEST VIRGINIA                 G = Good Until S     BC-30495

    SEI Index Funds - Bond Index Portfolio

                                                                ALASKA                        O = Other            99-02212
                                                                ALABAMA                       A = Annual
                                                                ARKANSAS                      A = Annual           85-M0411-01
                                                                CONNECTICUT                   A = Annual           SI 23472
                                                                DELAWARE                      A = Annual           3219
                                                                HAWAII                        A = Annual
                                                                IDAHO                         A = Annual           42642
                                                                KANSAS                        A = Annual           94S0001643
                                                                MISSOURI                      A = Annual           205403
                                                                NEVADA                        A = Annual
                                                                NEW YORK                      O = Other            S-26-41-38
                                                                RHODE ISLAND                  A = Annual
                                                                SOUTH CAROLINA                A = Annual           MF4243

    SEI Index Funds - Bond Index Portfolio - Class A

                                                                ARIZONA                       A = Annual           S-0019522-QUAL
                                                                IOWA                          A = Annual           I-26154
                                                                MASSACHUSETTS                 A = Annual           96-4289-MR
                                                                MARYLAND                      A = Annual           SM912352
                                                                MAINE                         A = Annual           MF-R-99-12133
                                                                MICHIGAN                      A = Annual           227713
                                                                MISSISSIPPI                   G = Good Until S     MF-88-08-010
                                                                MONTANA                       A = Annual           9258
                                                                NORTH DAKOTA                  G = Good Until S     8042
                                                                NEBRASKA                      A = Annual           042255
                                                                NEW HAMPSHIRE                 A = Annual
                                                                NEW MEXICO                    A = Annual           306229
                                                                OKLAHOMA                      A = Annual           SE-2011747
                                                                SOUTH DAKOTA                  A = Annual           9494
                                                                TENNESSEE                     A = Annual           RM99-1440
                                                                TEXAS                         G = Good Until S     C-31929
                                                                VERMONT                       A = Annual           5/24/91-10
                                                                WASHINGTON                    G = Good Until S     C-23777
                                                                WISCONSIN                     A = Annual           214370-03

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Trustees of
  SEI Index Funds and the
  Securities and Exchange Commission:

We have examined management's assertion that the S&P 500 Index Fund of SEI Index Funds (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000, and with respect to agreement of security purchases and sales, for the period from March 31, 2000 (the date of our last examination) through November 30, 2000:

     We agreed a sample of securities shown on the books and records of SEI Index Funds as of November 30, 2000 to the safekeeping reports of Comerica Bank, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

     For all securities shown on the safekeeping reports of Comerica Bank as of November 30, 2000 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by SEI Index Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Bankers Trust, Federal Reserve Bank and The Depository Trust Company, the subcustodians). For a sample of securities on the safekeeping reports of Comerica Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and subcustodians.

     We confirmed all repurchase agreements shown on the books and records of SEI Index Funds as of November 30, 2000 with brokers. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the Comerica Bank safekeeping reports, noting that such collateral was held for the account of SEI Index Funds.

     We agreed a sample of security purchases and security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the S&P 500 Index Fund of SEI Index Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SEI Index Funds and the Securities and Exchange Commission and should not be used for any other purpose.



/s/ ARTHUR ANDERSEN LLP


Philadelphia, PA
March 16, 2001